Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Attn: Ms Susan Min
Tel: +1 202 551 6551



Randers, 13 April 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 15/2007 of 12 April 2007
  "Status on patent disputes with Enercon GmbH, Aloys Wobben"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen

Randers, 12 April 2007
Stock exchange announcement No. 15/2007

Status on patent disputes with Enercon GmbH, Aloys Wobben

In stock exchange announcements Nos. 27/2005 of 19 August 2005, 30/2005 of 16 September 2005, 39/2005 of 22 November 2005, 22/2006 of 5 April 2006 and 12/2007 of 2 April 2007, Vestas Wind Systems A/S has informed of various patent disputes with Mr Aloys Wobben/Enercon GmbH. Mr Aloys Wobben claims that Vestas Wind Systems A/S infringes various patents; primarily in the area of grid connection, but also in other technical areas.

In the area of grid connection, Mr Aloys Wobben has initiated court proceedings in England and Scotland, the Netherlands and latest in Canada. There are no court decisions yet in these cases and nothing to report in addition to previous announcements.

In other technical areas Mr Aloys Wobben has initiated court proceedings in Germany:

In a case trying validity of Aloys Wobben's patent on lightning protection, Vestas Wind Systems A/S has prevailed in two instances (pending the Federal Supreme Court, Mr Aloys Wobben trying for procedural errors). Should Vestas Wind Systems A/S also prevail in the Federal Supreme Court, which is expected, the related infringement case in which Aloys Wobben claims infringement of said patent will also be won by Vestas Wind Systems A/S.

In a case trying validity of Aloys Wobben's patent on oscillation, Vestas Wind Systems A/S has prevailed in all three instances.

Further, in Germany, in a case trying validity of one of Aloys Wobben's patents in the area of grid connection (frequency), Vestas Wind Systems A/S has prevailed before the Federal Patent Court (pending the Federal Supreme Court, Mr Aloys Wobben again trying for procedural error).

For the time being there are no further comments on these matters.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S


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